Confidential Treatment Requested By iSoftStone Holdings Limited

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

February 1, 2013

VIA EDGAR AND HAND DELIVERY

Kathleen Collins

Melissa Feider

Ivan Griswold

Jan Woo

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington D.C. 20549

Re:	iSoftStone Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 27, 2012

Form 6-K Filed November 19, 2012

File No. 001-34989

Dear Sirs and Madams:

On behalf of iSoftStone Holdings Limited (“iSoftStone” or the “Company”), set forth below are our responses to your comment letter dated January 9, 2013 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “2011 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2012 and the Form 6-K furnished with the Commission on November 19, 2012 (the “Form 6-K”, together with the 2011 Form 20-F, the “Forms”).

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by the Company’s corresponding response.

All references in the Company’s responses to pages and captioned sections are to the Forms. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Forms.

In addition, the Company makes the representations as set forth on Exhibit A.

Confidential Treatment Requested By iSoftStone Holdings Limited

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rule on Information and Requests [17 C.F.R. Section 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “FOIA Letter”) with this copy of the correspondence marked to show the portions redacted from the version filed via Edgar and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of the marked portion (the “Confidential Information”) of this response letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this letter has also been clearly marked with the legend “Confidential Treatment Requested by iSoftStone Holdings Limited” and each page is marked for the record with the identifying numbers and code “I-1” through “I-8.”

Pursuant to Rule 83, a copy of the FOIA Letter (but not the Confidential Material) is also being delivered to the Commission’s FOIA Office.

Confidential Treatment Requested By iSoftStone Holdings Limited

The Company responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, Accounts Receivable, page 73

1.	You indicate in your response to prior comment 2 that in certain instances customers have requested changes in their billing schedule, resulting in a longer aging of unbilled receivables. If revenues earned from arrangements where this has occurred were material to the periods presented, please quantify the amount of the initial arrangement(s), original billing terms, revised billing terms, amount of revenue recognized during each period presented, and the amount of unbilled accounts receivable remaining. Additionally, please explain how you concluded that the extension of such payment terms did not preclude you from making reasonably dependable estimates of total contract revenue or total contract costs in applying contract accounting.

As discussed in the Company’s prior response, the increase of the Company’s year-end unbilled accounts receivable balances is consistent with overall growth of the Company’s net revenue. In particular, the time-and-expense type revenue growth and increase in the related unbilled accounts receivable balances reflect significant revenue growth in 2010 and 2011 derived from large dominant domestic Chinese clients (many of which are large State Owned Enterprises (SOEs)) and Multi-National Companies (MNCs) involving large and long, multi-year projects.

The Company’s year-end unbilled accounts receivable balances of time-and-expense projects also reflect, in a material respect, increases resulting from unanticipated requests from time to time to delay billing by some of these large, industry dominant clients. These requests to delay billing were made, for example, so that the client could meet its own budgetary cycles and/or internal cash management mandates. The delay of billing could vary from days to weeks or even months.

Based on clarifications provided by the Staff, we believe that the focus of the above comment is on whether (i) a material amount of revenue for time-and-expense contracts is subject to a change in billing terms (as noted above, the answer is yes) and (ii) whether the Company considered if the change in billing terms represented a customer concession that could affect whether the consideration to be received under the contract was fixed and determinable. As described below, the Company had considered this event when it occurred for existing contracts as well as upon the signing of new contracts and concluded that the change in billing terms did not affect its determination that revenue under the related time-and-expense contracts was fixed and determinable.

Confidential Treatment Requested By iSoftStone Holdings Limited

By way of background, the Company typically begins relationships with its customers, mostly large SOEs or MNCs, by participating in a customer-driven qualification process to become an eligible, qualified IT service vendor to that customer for any outsourced IT projects. Upon qualification, the Company and the client enters into a master framework agreement governing outsourced IT services and establishing that the Company is a qualified services provider for a specified period of time (e.g, multi-year or renewable annually); setting forth the agreed hourly, daily or monthly billing rates for levels/grades of working resources; and specifying the payment terms (ranging from monthly to quarterly for all projects worked on during the contract period). If/when the client outsources IT projects to the Company, it does so by means of statements of work (SOWs) specifying the project working scope, resources requirements and estimated project duration. To address the Staff’s specific question on quantification of initial arrangements, the Company advises the Staff that the initial contractual arrangements do not include fixed initial contractual amounts associated with the framework agreement or the related SOWs. For services rendered, the Company charges clients and recognize revenue based on hours/days/months worked and the pre-agreed billing rates and then processes customer billings according to the pre-agreed payment terms in the framework agreement.

While the Company from time to time accommodated unanticipated requests from clients to delay billings:

•	when entering into its contractual arrangements, it did not expect to have to provide any future changes to its billing arrangements;

•	it did so to maintain long lasting, close and ongoing working relationships with industry dominant SOE and MNC clients possessing strong credit ratings and financial strength;

•

it did so on the basis it would collect amounts owed for the services rendered, and no specific/written modifications were made to the contractual payment terms and no material adjustment or revision was made to the amount of unbilled receivables;

•

in respect of any delayed billing, the Company remained in close contact with the client to routinely follow up on when billing could be made and to assess any difficulty in collection (the Company has had no significant bad debt experience in the past); and

•

the changes to the billing schedule did not in fact materially alter the Company’s ultimate billing amounts or cash collections. As of September 30, 2012, approximately over [***] of the net unbilled receivables for time-and-expense projects outstanding over one year as of December 31, 2009 and 2010 were subsequently billed and collected, and [***] of those as of December 31, 2011 were subsequently billed.

[TEXT FROM PAGE I-4 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Confidential Treatment Requested By iSoftStone Holdings Limited

The Company has determined that the change in billing terms did not affect its prior determination that revenue under the related time-and-expense contracts was fixed and determinable. The fixed and determinable criterion for revenue recognition focuses on whether the consideration to be received is known or estimable with reasonable certainty. As noted above and in the Company’s previous response letter (Comment #2), at contract inception, the Company did not expect to provide any future concessions. As to whether during the contract life cycle, a change in billing terms is a concession, the Company evaluated and concluded it wasn’t as there was no change in the service to be provided and there is a history of collecting the arrangement consideration. Therefore, the Company’s consideration is known and or estimable with reasonable certainty at contract inception. The Company’s contracts are unique in that there is no obsolescence issue for the service provided versus a typical provider of goods. The Company’s consideration was based in part on the deliberations of the Accounting Standards Executive Committee, or AcSEC, during finalization of Statement of Position 97-2 Software Revenue Recognition as codified in ASC 985-605-55-22 through 25. In the course of those deliberations and interpretations, AcSEC clarified that, when all the other criteria for revenue recognition have been met and there is a history of collecting under contracts with longer payment terms, a longer payment term for certain contracts does not require the deferral of revenue.

Form 6-K Filed November 19, 2012

2.	It appears from your response to prior comment 8 that you did not perform a two-step impairment test for the period ended September 30, 2012. While we note that the company generated positive net income and completed a joint venture during this period, we also note that the decline in your market capitalization was not short-term and has continued subsequent to September 30, 2012. As there are several indicators listed in ASC 350-20-35-3C that appear to be applicable to the company and considering the decline in your market capitalization appears to be other-than-temporary, please further explain how you concluded from your qualitative assessment that it was not more likely than not that the fair value of your three reporting units was less than their carrying amount as of September 30, 2012.

As noted by the Staff’s comment, the Company has experienced a decline in its market capitalization since December 31, 2011 through to September 30, 2012. When preparing its financial statements as of and for the period ended September 30, 2012, the Company considered if the share price decrease, along with other events, indicated that the fair value of its three reporting units (China, Japan and U.S.) were more likely than not below their carrying amounts. The Company respectfully advises the Staff of what the Company believes caused the decrease in its previous response. Notwithstanding this, the other events considered included the items outlined in ASC 350-20-35-3C with emphasis on (1) how market participants would determine the fair value of the Company, (2) operational improvements expected to be achieved in 2012 and beyond, and (3) Company specific events.

Confidential Treatment Requested By iSoftStone Holdings Limited

Historically, the Company has utilized a discounted cash flow model to determine its fair value for impairment purposes. The Company reviewed the key assumptions of its prior model, e.g. revenues, profitability margins, cash flows and weighted average cost of capital, through September 30, 2012.

Operational improvements achieved in the first three quarters of 2012 and/or expected to be achieved in full year 2012 include:

•

The Company met its revenue targets for the first three quarters of 2012 and expects to meet or exceed its 2012 revenue target of [***] million (established at the beginning of 2012). This [***] year-over-year revenue growth is expected to be achieved despite a deterioration in 2012 in general economic conditions both globally and in China. This growth reflects the Company’s ability to grow revenues from public sector and bank clients in China and from a US communications client. In addition, the Company’s performance in Japan market was stable, avoiding an adverse impact due to recently strained relations between China and Japan.

•	While the Company experienced labor cost inflation in 2012 these pressures were less intense compared to 2011, with the Company expecting to achieve positive net income in 2012.

•

The Company made significant efforts to accelerate cash collections and expects to achieve a [***] cash flow from operating activities in 2012 (an internal operating target established at the beginning of 2012).

Company specific events include the stability of the Company’s senior management ranks in 2012 compared to many peer companies in China. This stability will provide leadership to enable the Company to benefit from, among other factors: its established customer base; its experienced management team; and the strategic joint venture with Huawei Technologies Co., Ltd. (the “JV”) announced in the third quarter of 2012. Related JV benefits include: minimum committed revenues from Huawei Technologies Co., Ltd.; expected increases in gross margins (reflecting expected JV-related billing rate increases and operational improvements); and improved accounts receivable turnover days and cash flows (reflecting a shortening of the expected cash collection cycle under the JV’s terms).

Upon considering the factors above, including their role in the discounted cash flow model to determine the fair value of the Company, the Company concluded that the recent decline in its market capitalization was not more likely than not to indicate the fair value of the Company’s reporting units are less than their carrying amount as of September 30, 2012.

[TEXT FROM PAGE I-6 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Confidential Treatment Requested By iSoftStone Holdings Limited

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at 415-984-8989 or send me an email at kberney@omm.com, or Ning Zhang at +86-10-6563-4252 or send him an email at nzhang@omm.com.

Sincerely,

/s/ Kurt Berney
Kurt Berney of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Tianwen Liu
Mr. Xiaosong Zhang
(iSoftStone Holdings Limited)

Mr. Rui-Lin Shi Juiling
(Deloitte Touche Tohmatsu)

Confidential Treatment Requested By iSoftStone Holdings Limited

Exhibit A

Representations

iSoftStone Holdings Limited (“iSoftStone”) acknowledges the following:

•	iSoftStone is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission (the “Commission”);

•

Comments from the Commission’s staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to iSoftStone’s filing; and

•	iSoftStone may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Xiaosong Zhang
Xiaosong Zhang
Chief Financial Officer